Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated February 14, 2020 in connection with their beneficial ownership of Teradata Corp. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke

Name:	Michael G. Clarke
Title:	Vice President, Co-Head of Global Operations

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke

Name:	Michael G. Clarke
Title:	Vice President, Co-Head of Global Operations